Goldman, Sachs & Co. | 200 West Street | New York, New York 10282

Filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to

Rule 14a-6 of the Securities Exchange Act of 1934. Filer and Investment Company Act File

Number: Goldman Sachs Trust (811-05349); Commission File Number of the Related

Registration Statement: 333-191402; Subject Company and Investment Company Act File

Number: Goldman Sachs Credit Strategies Fund (811-22280).

December 9, 2013

Dear Client,

We are writing to you regarding your investment in the Goldman Sachs Credit Strategies Fund as of October 18, 2013, the record date, and request that you participate in the Fund’s proxy. The Board of Trustees of the Goldman Sachs Credit Strategies Fund unanimously recommends that you vote in favor of the Proposal and believes the Proposal is in the best interest of the Fund.

The Special Meeting of Shareholders of the Goldman Sachs Credit Strategies Fund will occur on January 22, 2014. At this meeting, Shareholders will be asked to approve an agreement and plan of reorganization, which will “open-end” the Fund by merging the Fund with and into a newly-organized series of the Goldman Sachs Trust. By reorganizing the Fund into a new series of the Goldman Sachs Trust, Shareholders will be permitted to redeem their new shares during any business day, thereby significantly enhancing their liquidity.

Please see the enclosed voting instruction form for additional information about the Proposal and cast your vote using one of the methods detailed below.

1. Vote by Internet

Visit the web site (www.proxyvote.com) indicated on your voting instruction form and follow the on-line instructions.

2. Vote with a Live Agent

Call the toll-free number (1-855-601-2253) and cast your vote with a proxy voting specialist. This service is available Monday thru Friday 9:30am-9pm (Eastern time).

3. Vote by Touchtone Telephone

Enter the toll-free telephone number printed on your voting instruction form (1-800-454-8683) and follow the recorded instructions. This service is available 7 days a week, 24 hours a day.

Your vote is important and we strongly encourage all Shareholders to participate in the governance of their Fund.

For additional information regarding the Proxy Statement/Prospectus or upcoming Special Meeting, please contact your Private Wealth Management team.

Sincerely,

Goldman Sachs Goldman, Sachs & Co., member FINRA.	116018.MF.OTU

The foregoing does not constitute an offer of any securities for sale. The Proxy Statement/Prospectus relating to the proposed reorganization contains important information and shareholders are urged to read it. Free copies of the Proxy Statement/Prospectus are available by calling 1-800-526-7384 or on the Securities and Exchange Commission’s web site at www.sec.gov.